06008788

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAY 30 2006
WASH, D.C. 209 SECTION

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53200-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

THORPE CAPITAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 WEST BROADWAY, SUITE 620
(No. and Street)

SALT LAKE CITY	UTAH	84101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEVIN THORPE **(801) 519-0505**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

HANSEN, BARNETT & MAXWELL
(Name – if individual state ias: first, middle name)

5 TRIAD CENTER, SUITE 750	SALT LAKE CITY	UTAH	84180-1128
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **DEVIN THORPE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **THORPE CAPITAL, INC.**, as of **MARCH 31**, **2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

NOTARY PUBLIC
SHERRIE KIMBER
5 Triad Center, Suite 750
Salt Lake City, Utah 84180
My Commission Expires
September 19, 2006
STATE OF UTAH

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[1] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[2] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[2] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[3] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[2] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Company has no liabilities that are subordinated to claims of creditors.

2. Company exempt under 15c3-3(k)(2)(i).

3. Company is not a consolidated entity.

THORPE CAPITAL, INC.

SEC ANNUAL AUDITED REPORT FORM X-17A-5
PART III, FACING PAGE AND OATH OR AFFIRMATION
AND
REPORT OF INDEPENDENT ACCOUNTANTS
AND
FINANCIAL STATEMENTS

March 31, 2006 and 2005

HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

THORPE CAPITAL, INC.

TABLE OF CONTENTS

HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Stockholders and Board of Directors
Thorpe Capital, Inc.

We have audited the accompanying statements of financial condition of Thorpe Capital, Inc. as of March 31, 2006 and 2005 and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thorpe Capital, Inc. as of March 31, 2006 and 2005, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation and reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hansen, Barnett & Maxwell

HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
May 16, 2006

THORPE CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION

March 31,		2006		2005
ASSETS				
Current Assets				
Cash	$	21,178	$	46,986
Investment in securities available-for-sale		11,842		-
Total Current Assets		33,020		46,986
Deferred Tax Asset		882		-
Total Assets	$	33,902	$	46,986
LIABILITIES AND STOCKHOLDER'S EQUITY				
Current Liabilities				
Accounts payable	$	476	$	8,070
Accrued liabilities		5,500		5,565
Accrued income taxes		100		4,163
Deferred tax liability		553		-
Total Current Liabilities		6,629		17,798
Stockholder's Equity				
Common Stock - 50,000 shares authorized; 1,000 shares issued and outstanding; no par value		19,500		19,500
Retained earnings		6,136		9,688
Accumulated other comprehensive income		1,637		-
Total Stockholder's Equity		27,273		29,188
Total Liabilities and Stockholders' Equity	$	33,902	$	46,986

The accompanying notes are an integral part of these financial statements.

THORPE CAPITAL, INC.
STATEMENTS OF INCOME

For the Years Ended March 31,	**2006**	**2005**
Revenues		
Commissions income	$ 90,000	$ 282,573
	90,000	282,573
Expenses		
Salaries and wages	79,756	246,233
Other operating expenses	14,748	14,722
	94,504	260,955
Income (Loss) From Operations	(4,504)	21,618
Other Income (Expense)		
Interest income	170	8
	170	8
Income (Loss) Before Income Taxes	(4,334)	21,626
Provision for (Benefit from) income taxes	(782)	4,163
Net Income (Loss)	$ (3,552)	$ 17,463

The accompanying notes are an integral part of these financial statements.

THORPE CAPITAL, INC.
STATEMENT OF STOCKHOLDER'S EQUITY

	Common Stock		Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Stockholder's Equity
	Shares	Amounts			
Balance at March 31, 2004	1,000	$ 19,500	$ 5,506	$ -	$ 25,006
Dividends paid	-	-	(13,281)	-	(13,281)
Net income	-	-	17,463	-	17,463
Balance at March 31, 2005	1,000	19,500	9,688	-	29,188
Net loss	-	-	(3,552)	-	(3,552)
Unrealized gain on investments, net of taxes	-	-	-	1,637	1,637
Comprehensive income (loss)					(1,915)
Balance at March 31, 2006	1,000	$ 19,500	$ 6,136	$ 1,637	$ 27,273

The accompanying notes are an integral part of these financial statements.

THORPE CAPITAL, INC.
STATEMENT OF CASH FLOWS

For the Years Ended March 31,	**2006**	**2005**
Cash Flows from Operating Activities:		
Net income (loss)	$ (3,552)	$ 17,463
Adjustments to recocile net income to net cash provided by (used in) operating activities		
Deferred income taxes	(882)	-
Investment fees	348	-
Changes in operating assets and liabilities:		
Accounts payable	(7,594)	8,070
Accrued income taxes	(4,063)	1,388
Accrued liabilities	(65)	1,980
Net Cash Provided (Used in) by Operating Activities	(15,808)	28,901
Cash Flows from Investing Activities		
Investments purchased	(10,000)	-
Net Cash Used in Investing Activities	(10,000)	-
Cash Flows from Financing Activities:		
Dividends paid	-	(13,281)
Net Cash Used in Financing Activities	-	(13,281)
Net Increase (Decrease) in Cash	(25,808)	15,620
Cash at Beginning of Period	46,986	31,366
Cash at End of Period	$ 21,178	$ 46,986
Supplemental Cash Flow Information:		
Taxes paid	$ 1,085	$ 2,849

The accompanying notes are an integral part of these financial statements.

THORPE CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Thorpe Capital, Inc. is a Utah corporation organized and registered to engage in the securities business as a broker/dealer. The Company's principal market is Utah. The Company is a wholly-owned subsidiary of Thorpe Capital Group, LLC (a Utah limited liability company). Thorpe Capital Group, LLC (the parent company) provides Thorpe Capital Inc.'s office space and related expenses, including utilities, furniture and other office equipment.

Cash Equivalents—For the purpose of cash flows, all highly liquid debt instruments purchased with an original maturity of three months or less are considered cash equivalents.

Revenue Recognition— The Company recognizes revenues from services provided when the services as specified by the customer and agreed to by the Company, have been performed and the customer accepts the services, and the services are billed.

Revenues related to on-going receipts of retainers are recognized as the retainer payments are received.

Income Taxes — Income taxes are provided using the liability method of accounting in accordance with SFAS 109, *Accounting for Income Taxes.* A deferred tax asset or liability is recorded for temporary differences between financial and tax reporting bases. A valuation allowance is recorded when it is unlikely that the net deferred tax assets will be realized through future operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements –In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment*, which is an amendment to SFAS No. 123, *Accounting for Stock-Based Compensation.* This new standard eliminates the ability to account for share-based compensation transactions using Accounting Principles Board (APB) No. 25, *Accounting for Stock Issued to Employees* (APB 25) and requires such transactions to be accounted for using a fair-valued-based method, with the resulting cost recognized in the Company's financial statements. As revised by the Securities and Exchange Commission, this new standard is effective for annual periods beginning after June 15, 2005. The Company has not awarded or granted any share-based compensation; therefore, the adoption of this standard is not expected to have any effect on the Company's current financial position or results of operations and will not have an effect on future operations unless share-based compensation is awarded to its employees.

In December 2004, the FASB issued SFAS No. 153, *Exchange of Non-monetary Assets*. SFAS No. 153 amends APB Opinion No. 29, *Accounting for Non-monetary Transactions*, to require that exchanges of non-monetary assets be recorded based on the fair value of the assets exchanged unless the transaction has no commercial substance. The Company will be required to apply SFAS No. 153 to non-monetary exchanges after December 31, 2005. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

NOTE 2—INVESTMENT IN HEDGE FUND

During the year ended March 31, 2006, the Company invested in TCM Special Fund 1, a hedge fund managed by a company with common ownership. The investment in the fund is classified as available-

for-sale and is stated at fair value. The balance of Company's investment in the fund at March 31, 2006 consisted of the following:

	Cost	Unrealized Gain	Estimated Fair Value
March 31, 2006			
Investment in hedge fund classified as available-for-sale	$ 10,000	$ 2,190	$ 11,842

During the year ended March 31, 2006, the Company incurred fees totaling $475 and earned interest income in the amount of $127.

NOTE 3 — INCOME TAX

The provision for (benefit from) income taxes for the years ended March 31, 2006 and 2005 consisted of the following:

	Federal	State	Total
For the Year Ended March 31, 2006			
Current tax expense (benefit)	$ -	$ 100	$ 100
Deferred tax expense (benefit)	(665)	(217)	(882)
Provision for (Benefit From) Income Taxes	$ (665)	$ (117)	$ (782)
For the Year Ended March 31, 2005			
Current tax expense (benefit)	$ 3,082	$ 1,081	$ 4,163
Deferred tax expense (benefit)	-	-	-
Provision for Income Taxes	$ 3,082	$ 1,081	$ 4,163

The following is a reconciliation of the income tax at the federal statutory tax rate with the provision of income taxes for the years ended March 31, 2006 and 2005:

	2006	2005
Income tax expense at statutory rate (34%)	$ (1,474)	$ 7,353
Effect of lower tax rates	626	(4,109)
State tax, net of federal benefit	66	919
Provision for (Benefit from) Income Taxes	$ (782)	$ 4,163

At March 31, 2006 and 2005, deferred tax asses and liabilities consisted of the following:

	2006	2005
Operating loss carry forwards	$ 882	$ -
Valuation allowance	-	-
Deferred Tax Asset	$ 882	$ -
Investment in securities available-for-sale	(553)	-
Deferred Tax Liability	(553)	-
Net Deferred Tax Asset (Liability)	$ 329	$ -

NOTE 4 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of March 31, 2006 and 2005, the Company had net capital of $15,431 and $29,188, respectively, which was $10,431 and $24,188, respectively, in excess of its required net capital of $5,000. As of March 31, 2006 and 2005, the Company's ratio of aggregate indebtedness to net capital was .43 to 1 and .61 to 1, respectively.

NOTE 5 — STOCKHOLDERS' EQUITY

During the year ended March 31, 2006 and 2005, the Company paid dividends of zero and $13,281, respectively, to Thorpe Capital Group, LLC.

NOTE 6 — OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income consists of unrealized holding losses on investment in securities available for sale at March 31, 2006. A summary of the components of other comprehensive income for the years ended March 31, 2006 is as follows:

	Before-Tax Amount	Income Tax	After-Tax Amount
Year Ended March 31, 2006			
Unrealized holding gains on securities available-for-sal	$ 2,190	$ (553)	$ 1,637

SUPPLEMENTAL INFORMATION

THORPE CAPITAL, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
MARCH 31, 2006

Total stockholders' equity	$ 27,273
Less non-allowable assets	(11,842)
Net Capital	15,431
Net capital per Focus Report dated March 31, 2006	12,549
Difference	$ 2,882
Reconciliation of difference between net capital and net capital per focus report dated March 31, 2004	
Audit adjustments:	
Adjust accrued expenses	2,553
Adjust accrued income taxes	329
Total Audit Adjustments	$ 2,882
Aggregate Indebtedness	
Accounts payable	$ 476
Accrued liabilities and income taxes	5,600
Deferred tax liability	553
Total Aggregate Indebtedness	$ 6,629
Computation of Basic Net Capital Requirement	
Net capital	$ 15,431
Minimum net capital required	5,000
Excess Net Capital	$ 10,431
Ratio of Aggregate Indebtedness to Net Capital	.43 to 1
Ratio of Aggregate Indebtedness to Net Capital Per the Focus Report	.69 to 1
Difference	(0.26)

HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

Registered with the Public Company Accounting Oversight Board

an independent member of
BAKER TILLY
INTERNATIONAL

ACCOUNTANTS' SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAMING AN EXEMPTION FROM SEC RULE 15c3-3

Stockholders and Board of Directors
Thorpe Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Thorpe Capital, Inc. (the Company), for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hansen, Barnett & Maxwell

HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
May 16, 2006